UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end September 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________

Commission file number: 0-15495
MESA AIR GROUP, INC. 401(k) PLAN
(Full title of the Plan)
MESA AIR GROUP, INC.
410 North 44th Street, Suite 100
Phoenix, Arizona 85008
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Mesa Air Group, Inc.
401(k) Plan
Financial Statements as of and for the Years
Ended September 30, 2005 and 2004,
Supplemental Schedule as of September 30,
2005, and Report of Independent Registered
Public Accounting Firm

MESA AIR GROUP, INC. 401(k) PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of Mesa Air Group, Inc. 401(k) Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
April 14, 2006

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2005 AND 2004

ASSETS	2005	2004
INVESTMENTS:
Participant directed:
At fair value:
Employer stock fund	$3,463,354	$2,678,996
Mutual funds	27,431,372	19,933,862
Money market funds	32,545	31,584
At contract value:
Group annuity contract—Nationwide:
Short Term Indexed Fixed Contract	2,623,724	2,689,222
Participant loans	928,236	781,122

Total investments	34,479,231	26,114,786

CONTRIBUTIONS RECEIVABLE:
Employee	187,440	143,881
Employer	36,627	27,137

Total contributions receivable	224,067	171,018

Total assets	34,703,298	26,285,804

LIABILITIES

EXCESS CONTRIBUTIONS PAYABLE	75,000	—

Total liabilities	75,000	—

NET ASSETS AVAILABLE FOR BENEFITS	$34,628,298	$26,285,804

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Dividend income	$382,743	$193,889
Interest income	117,998	58,235
Net appreciation (depreciation) in fair value of investments	4,804,160	(1,035,267)

Total investment income (loss)	5,304,901	(783,143)

Contributions:
Employee and rollover	4,563,948	3,827,233
Employer	928,250	758,929

Total contributions	5,492,198	4,586,162

Total additions	10,797,099	3,803,019

DEDUCTIONS:
Benefits paid to participants	(2,423,808)	(2,964,875)
Loan and withdrawal fees	(30,797)	(40,934)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,342,494	797,210

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	26,285,804	25,488,594

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$34,628,298	$26,285,804

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. On March 1, 2004, the Trustee of the Plan was changed from Putnam Fiduciary Trust Company (“Putnam”) to Nationwide Trust Company FSB (“Nationwide”). On October 11, 2005, the recordkeeper was changed from E.A. Edberg & Associates to Boyce Associates.

General—The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the “Employer”). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, who are 21 years of age and have completed one year of service are eligible to participate. The Plan is designed to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

Eligibility—Employees may participate immediately in the Plan if they have completed one year of service and have also attained the age of 21.

Contributions and Vesting—Various accounts have been established for pretax voluntary employee contributions, forfeitures, and earnings or losses from Plan assets. Accounts in use and their major provisions are as follows:

Employee Contribution Account—Salary Reduction Contribution Accounts have been established for pretax voluntary employee contributions ranging from 1% to 15% of employee compensation up to the annual deferral limit set by the Code.

Employer Contributions Account—Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer’s Board of Directors as a profit-sharing contribution. Employer profit-sharing discretionary contributions are allocated to active participants based upon the ratio that each participant’s annual compensation bears to the total of all active participants’ annual compensation. In 2005 and 2004, Employer matching contributions were 25% of participant contributions up to 10% of compensation.

Vesting—Employees are 100% vested in employee deferral contributions and are 20% vested in Employer contribution accounts after two years of service. Vesting subsequently increases 20% per year until the participant becomes fully vested after six years. Participants also become fully vested upon death, total and permanent disability, or reaching age 65, if still employed by the Employer.

Forfeited Accounts—Forfeitures are reallocated and may be used to reduce Employer matching contributions. At September 30, 2005 and 2004, forfeited nonvested accounts totaled $29,856 and $64,361, respectively. These accounts will be used to reduce future Employer contributions. During the years ended September 30, 2005 and 2004, Employer contributions were reduced by $47,717 and $21,497, respectively, from forfeited nonvested accounts.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, an allocation of the Employer’s discretionary contribution and the Plan’s earnings. The Employer’s discretionary profit-sharing contribution is allocated to each participant in the ratio that each such participant’s basic contribution for the Plan year bears to all basic contributions of all participants. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation.

Investment Options—As of September 30, 2005, participants may direct employee contributions in 1% increments in any of 16 investment options offered by Nationwide, the Employer Stock Fund, which is a fund that invests in Mesa Air Group, Inc. common stock, and the Short Term Indexed Fixed Contract.

At September 30, 2005, the Employer Stock Fund contained approximately 98% common stock in Mesa Air Group, Inc. and 2% cash pending investment.

The Short Term Indexed Fixed Contract is a group annuity contract with Nationwide. This contract is included in the financial statements at contract value (which is equal to fair value).

Voting rights on directed investments will be passed through to participants for all investments.

Benefits—Benefits are available upon retirement, death, disability, or termination. Benefits are paid in the form of a lump-sum payment or installments. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured solely by the vested balance in the participant’s account. The loans accrue interest at a fixed rate determined by the Plan administrator. The rate will be comparable to those currently available from commercial institutions. Interest rates on existing loans range from 5.25% to 9% as of September 30, 2005. Principal and interest are payable through monthly payroll deductions. At September 30, 2005, there were approximately $79,000 of loans in default.

Plan Termination—Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service (“IRS”) and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees’ rights are nonforfeitable.

Tax Status—The Plan uses a prototype plan document sponsored by E.A. Edberg & Associates (“Edberg”). Edberg received an opinion letter from the IRS, dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation—Investments are stated at September 30, 2005 and 2004, as follows: Nationwide Short Term Indexed Fixed Contract consists of investments in a fully benefit responsive group annuity contract and, therefore, has been presented in the financial statements at contract value; mutual fund investments are stated at market value based upon quoted market prices as determined by the Plan Trustee; the Employer Stock Fund, which contains Mesa Air Group, Inc. stock and cash, is valued on a unitized basis, whereby the market value is represented by the quoted price of the common stock of Mesa Air Group, Inc. plus the cash. Purchases and sales are recorded on a trade-date basis.

Participant Loans—Participant loans are valued at cost, which approximates fair value.

Income Recognition—Dividends are recorded on the ex-dividend date. Interest is recorded when earned.

Administrative Expenses—All administrative expenses are paid by the Employer.

Payment of Benefits—Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $240,076 and $98,241 at September 30, 2005 and 2004, respectively.

Excess Contributions Refundable—The Plan is required to return contributions received during the Plan year in excess of the Code limits.

Reclassification—Certain amounts in the accompanying 2004 financial statements have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The following is a summary of the Plan’s investments that exceeded 5% of net assets available for benefits as of September 30, 2005 and 2004.

Description	2005	2004
Employer Stock Fund	$3,463,354	$2,678,996
Mutual funds:
VanKampen Growth and Income Fund	5,598,267	4,501,114
Franklin Capital Growth Fund	5,067,107	4,855,309
American Funds EuroPacific Fund	4,973,891	3,335,442
JPM MidCap Growth Fund	4,802,668	4,128,780
Group annuity contract—Nationwide:
Short Term Indexed Fixed Contract	2,623,724	2,689,222
During the years ended September 30, 2005 and 2004, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Description	2005	2004
Putnam Fiduciary Trust Company:
Employer Stock Fund	$—	$(1,075,411)
Mutual funds	—	2,452,685

Nationwide Trust Company FSB:
Employer Stock Fund	1,615,744	(1,801,192)
Mutual funds	3,188,416	(611,349)

Total	$4,804,160	$(1,035,267)

The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those such changes could materially affect the amounts reported in the financial statements.
4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide Life”). Nationwide Life maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Nationwide Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates were 2.99% and 1.18% at September 30, 2005 and 2004, respectively. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the year ended September 30, 2005 was 2.36%.

The fair value of the investment contract at September 30, 2005 and 2004, was $2,623,724 and $2,689,222, respectively.
5.	RELATED-PARTY TRANSACTIONS

During the six month period ended March 31, 2004, certain Plan investments were shares of mutual funds managed by Putnam, the trustee of the Plan in those periods as defined in the Plan document. Additionally, certain Plan investments are shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as party-in-interest transactions.
6.	EXCESS PARTICIPANT CONTRIBUTIONS REFUNDABLE

The Plan failed to pass the Average Deferral Percentage (“ADP”) Test and the Actual Contribution Percentage (“ACP”) Test for the 2005 and 2004 Plan years, with respect to “highly compensated employees.” In order to correct the failure of the ADP and ACP Tests for the Plan year, federal law generally required that corrective distributions be made no later than the end of the following Plan year.

The Plan refunded excess contributions amounting to $4,711 for the 2004 Plan year by September 30, 2005. At September 30, 2005, the Plan recorded a payable of $75,000 for the excess contributions related to that Plan year. This will be refunded to the highly compensated employees, and the amount includes approximately $8,745 of investment earnings.
******

MESA AIR GROUP, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2005

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor or	Rate of Interest, Collateral,		Current
Similar Party	Par or Maturity Value	Cost	Value
* Mesa Air Group, Inc. Employer Stock Fund	Company Stock	**	$3,463,354
VanKampen Growth and Income Fund	Mutual Fund	**	5,598,267
Franklin Capital Growth Fund	Mutual Fund	**	5,067,107
American Funds EuroPacific Fund	Mutual Fund	**	4,973,891
JPM MidCap Growth Fund	Mutual Fund	**	4,802,668
Evergreen Core Fund	Mutual Fund	**	1,642,254
AIM Real Estate Fund	Mutual Fund	**	1,315,478
Lord Abbett Midcap Value Fund	Mutual Fund	**	978,195
American Century Small Company Fund	Mutual Fund	**	941,078
Davis NY Venture Fund	Mutual Fund	**	761,996
American Century Small Cap Value Fund	Mutual Fund	**	544,824
UBS S & P 500 Index Fund	Mutual Fund	**	313,950
PIMCO High Yield Fund	Mutual Fund	**	215,153
AIM Midcap Core Equity Fund	Mutual Fund	**	163,102
Salbro IS Small Cap Growth Fund	Mutual Fund	**	113,409
Gartmore Money Market Fund	Money Market Fund	**	32,545
Short Term Indexed Fund	Group Annuity Contract	**	2,623,724
Participant loans	Maturing from October 2005 to February 2020, with interest rates ranging from 5.25% to 9.00%	**	928,236

TOTAL INVESTMENTS			$34,479,231

*	Indicates party-in-interest to the Plan
**	Not applicable—participant-directed investment